EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in millions)

Thirty-nine weeks ended February 22, 2004

Fixed charges as defined:
Interest expense	$260.0
Capitalized interest	1.7
Interest in cost of goods sold	10.2
Preferred distributions of subsidiary	2.2
Interest component of noncancelable lease rent	25.4
Total fixed charges (A)	$299.5

Earnings as defined:
Pretax income after elimination of undistributed earnings of equity method investees	$868.0
Add fixed charges	299.5
Less capitalized interest	(1.7)
Earnings and fixed charges (B)	$1,165.8

Ratio of earnings to fixed charges (B/A)	3.9

For the purposes of computing the above ratio of earnings to fixed charges, earnings consist of income before taxes after elimination of undistributed earnings of equity method investees and fixed charges.  Fixed charges, for the purpose of computing earnings, are adjusted to exclude interest capitalized.  Fixed charges include interest on both long and short-term debt (whether said interest is expensed or capitalized and including interest charged to cost of goods sold), and a portion of noncancelable rental expense representative of the interest factor.  The ratio is computed using the amounts for ConAgra Foods as a whole, including its majority-owned subsidiaries and its proportionate share of any 50% owned subsidiaries, whether or not ConAgra Foods guarantees obligations of these subsidiaries.

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